Exhibit 28(h)(v)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 27th day of May, 2010, as amended and restated April 31, 2014, by and between Private Capital Management, LLC, formerly Private Capital Management, L.P., (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Private Capital Management Value Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually reduce its advisory fee and/or reimburse certain Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses” (as defined in Form N-1A), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and

WHEREAS, the Adviser wishes to extend the term of the expense limitation/reimbursement agreement dated May 27, 2010 to August 31, 2015;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction.  The Adviser agrees that from the commencement of operations of the Fund through August 31, 2015, it will reduce its compensation and/or reimburse certain expenses of the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as distribution fees, shareholder service fees, or transfer agency fees), “Acquired Fund Fees and Expenses,” interest, extraordinary items, and brokerage commissions do not exceed 1.00% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery.  The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term.  This Agreement shall terminate on August 31, 2015, or at an earlier date at the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.  If the Board of Trustees of the Trust approves the termination of this Agreement before August 31, 2015, such termination shall be effective 30 days after such approval.

[Signature page follows.]

Executed as of the date first set forth above.

Private Capital Management, LLC

By:	/s/ Chad Atkins
Name:	Chad Atkins
Title:	President and General Counsel

FundVantage Trust, on behalf of the Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President